Exhibit 99.3

GERDAU S.A.

Condensed consolidated

interim financial information

at March 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of March 31, 2005 and 2004, and the related condensed consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders’ equity for the three-month periods ended March 31, 2005 and 2004. This interim financial information is the responsibility of the Company’s management.

The review of the interim financial information of Gallatin Steel Company, a 50% owned joint venture, which represented an equity investment of 2.3% of total consolidated assets as of March 31, 2005 and equity in income amounting to 6.3% of income before taxes on income and minority interests for the three-month period ended March 31, 2005 has been carried out by other accountants.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review and the review performed by the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2004, and the related consolidated statements of income, of comprehensive income and of cash flows for the year then ended (not presented herein), and in our report dated April 28, 2005 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers

Auditores Independentes

Porto Alegre, Brazil

May 10, 2005

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

ASSETS

		March 31, (Unaudited)		December
	Note	2005	2004	31, 2004

Current assets
Cash and cash equivalents		283,553	161,936	248,954
Restricted cash		4,736	2,294	6,063
Short-term investments		525,063	237,169	404,512
Trade accounts receivable, net		907,773	564,809	835,484
Inventories	3	1,577,260	879,494	1,594,118
Unrealized gains on derivatives	9	—	5,224	—
Deferred income taxes		56,183	38,235	82,829
Tax credits		85,025	55,514	75,908
Prepaid expenses		22,787	25,547	22,218
Other		46,374	44,219	52,941
Total current assets		3,508,754	2,014,441	3,323,027

Non-current assets
Property, plant and equipment, net	4	2,847,236	2,372,785	2,790,201
Deferred income taxes		135,969	250,009	153,430
Judicial deposits	6	44,683	73,946	42,554
Unrealized gains on derivatives	9	2,686	—	—
Equity investments		208,829	149,760	207,767
Investments at cost		6,610	7,496	6,640
Goodwill		141,089	131,733	141,463
Prepaid pension cost		54,940	36,790	53,276
Advance payment for acquisition of investment in Colombia		68,500	—	68,500
Other		69,821	95,427	65,391
Total assets		7,089,117	5,132,387	6,852,249

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

LIABILITIES

		March 31, (Unaudited)		December
	Note	2005	2004	31, 2004
Current liabilities
Short-term debt	5	316,058	489,486	412,910
Current portion of long-term debt	5	263,420	268,110	260,294
Trade accounts payable		682,789	494,220	627,897
Income taxes payable		118,459	44,976	80,445
Unrealized losses on derivatives	9	4,452	40,918	12,470
Deferred income taxes		14,950	11,915	14,496
Payroll and related liabilities		77,978	42,019	88,969
Dividends and interest on equity payable		8,353	31,151	3,609
Taxes payable, other than income taxes		51,109	32,317	56,699
Accrued acqusition costs		—	—	51,790
Other		107,706	70,542	102,726
Total current liabilities		1,645,274	1,525,654	1,712,305

Non-current liabilities
Long-term debt, less current portion	5	1,390,698	1,295,211	1,280,516
Debentures	5	361,210	159,025	344,743
Deferred income taxes		59,199	82,021	58,654
Accrued pension and other post-retirement benefits obligation		117,926	111,414	119,925
Provision for contingencies	6	90,203	115,686	87,718
Taxes payable in installments		24,559	24,525	25,594
Unrealized losses on derivatives	9	2,785	4,705	6,323
Other		48,727	51,693	51,915
Total non-current liabilities		2,095,307	1,844,280	1,975,388

Total liabilities		3,740,581	3,369,934	3,687,693

Commitments and contingencies	6

Minority interest		673,645	289,285	641,971

SHAREHOLDERS’ EQUITY	7

Preferred shares - no par value - 480,000,000 authorized shares and 290,657,361 shares issued at March 31, 2005 and 2004 and at December 31, 2004 after giving retroactive effect to the stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 7.1)		1,016,846	653,344	1,016,846
Common shares - no par value - 240,000,000 authorized shares and 154,404,672 shares issued at March 31, 2005 and 2004 and at December 31, 2004 after giving retroactive effect to the stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 7.1)		522,358	329,257	522,358
Additional paid-in capital		3,780	3,295	3,743
Treasury stock - 2,359,800 preferred shares at March 31, 2005 and 2004 and at December 31, 2004 after giving retroactive effect to the stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 7.1)		(15,256)	(15,256)	(15,256)
Legal reserve		122,270	63,408	122,813
Retained earnings		1,679,990	1,249,628	1,509,847
Cumulative other comprehensive loss
- Foreign currency translation adjustment		(639,756)	(798,989)	(622,425)
- Additional minimum pension liability		(15,341)	(11,519)	(15,341)
Total shareholders’ equity		2,674,891	1,473,168	2,522,585

Total liabilities and shareholders’ equity		7,089,117	5,132,387	6,852,249

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended March 31, (Unaudited)
	Note	2005	2004

Sales		2,453,219	1,581,027
Less: Federal and state excise taxes		(221,261)	(142,846)
Less: Discounts		(25,942)	(22,840)

Net sales		2,206,016	1,415,341
Cost of sales		(1,607,806)	(1,081,116)

Gross profit		598,210	334,225
Sales and marketing expenses		(43,343)	(32,836)
General and administrative expenses		(107,524)	(71,534)
Other operating income (expenses), net	6	22,696	1,188

Operating income		470,039	231,043
Financial expenses		(53,522)	(43,632)
Financial income		22,188	11,102
Foreign exchange gains and losses, net		(9,385)	(8,557)
Gains and losses on derivatives, net		268	(17,616)
Equity in earnings of unconsolidated companies, net		32,853	11,624

Income before taxes on income and minority interest		462,441	183,964

Provision for taxes on income	11
Current		(111,270)	(38,149)
Deferred		(30,994)	(11,687)
		(142,264)	(49,836)

Income before minority interest		320,177	134,128

Minority interest		(43,291)	(14,149)

Net income		276,886	119,979

Per share data (in US$)	8
Basic earnings per share
Preferred		0.63	0.27
Common		0.63	0.27

Diluted earnings per share
Preferred		0.62	0.27
Common		0.62	0.27

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 7.1) – Basic and diluted		154,404,672	154,404,672

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 7.1) – Basic		288,297,561	288,757,236

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on April 29, 2004 and on March 31, 2005 (Note 7.1) – Diluted		289,940,395	289,637,127

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Three-month period ended March 31, (Unaudited)
	2005	2004

Net income as reported in the consolidated statement of income	276,886	119,979
Foreign currency translation adjustments	(17,331)	(8,258)

Comprehensive income for the period	259,555	111,721

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(in thousands of U.S. Dollars, except and per share data)

	Note	Preferred shares	Common shares	Additional paid-in capital	Treasury stock	Legal reserve	Retained earnings	Cumulative other comprehensive loss	Total

Balances as of January 1, 2004		653,344	329,257	3,271	(5,920)	63,834	1,161,527	(802,250)	1,403,063
Net income		—	—	—	—	—	119,979	—	119,979
Appropriation of reserves				(22)	—	(426)	448	—	—
Purchase of treasury preferred shares					(9,336)	—	—	—	(9,336)
Foreign currency translation adjustment		—	—	—	—	—	—	(8,258)	(8,258)
Dividends (interest on equity) - $0.07 per Common share and per Preferred share (*)	7.2	—	—	—	—	—	(32,326)	—	(32,326)
Stock option plan expense recognized during the period		—	—	46	—	—	—	—	46

Balances as of March 31, 2004		653,344	329,257	3,295	(15,256)	63,408	1,249,628	(810,508)	1,473,168

Balances as of January 1, 2005		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income		—	—	—	—	—	276,886	—	276,886
Appropriation of reserves		—	—	(15)	—	(543)	558	—	—
Foreign currency translation adjustment		—	—	—	—	—	—	(17,331)	(17,331)
Dividends (interest on equity) - $0.24 per Common share and per Preferred share (*)	7.2	—	—	—	—	—	(107,301)	—	(107,301)
Stock option plan expense recognized during the period		—	—	52	—	—	—	—	52

Balances as of March 31, 2005		1,016,846	522,358	3,780	(15,256)	122,270	1,679,990	(655,097)	2,674,891

(*) After giving retroactive effect to the stock bonus approved on April 29, 2004 and on March 31, 2005 as described in Note 7.1. Preferred treasury stock for the three-month period ended March 31, 2005 and 2004 are not considering outstanding.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in thousands of U.S. Dollars)

	Three-month period ended March 31, (Unaudited)
	2005	2004

Cash flows from operating activities
Net income	276,886	119,979
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	80,332	61,009
Equity in earnings on unconsolidated companies	(32,853)	(11,624)
Foreign exchange loss	9,385	8,557
Losses (gains) on derivative instruments	(268)	17,616
Minority interest	43,291	14,149
Deferred income taxes	30,994	11,687
Loss on disposal of property, plant and equipment	67	1,574
Provision (reversal) for doubtful accounts	(776)	652
Provision for contingencies	2,624	10,683
Distributions from joint ventures	30,403	1,799

Changes in assets and liabilities:
Increase in accounts receivable	(48,004)	(96,553)
Decrease (increase) in inventories	5,992	(71,425)
Increase in accounts payable and accrued liabilities	72,527	116,903
Decrease in other assets	21,919	10,691
Decrease in other liabilities	(69,571)	(30,905)
Net cash provided by operating activities	422,948	164,792

Cash flows from investing activities
Additions to property, plant and equipment	(145,402)	(76,398)
Payment of North Star	(49,654)	—
Payment of installments for acquisition of Margusa	—	(8,004)
Cash balance of acquired company	—	270
Purchases of short-term investments	(169,555)	(43,254)
Proceeds from maturities and sales of short-term investments	77,053	51,171
Net cash used in investing activities	(287,558)	(76,215)

	Three-month period ended March 31, (Unaudited)
	2005	2004

Cash flows from financing activities
Cash dividends and interest on equity paid	(124,369)	(59,906)
Dividends paid to minority shareholdes of Gedau Ameristeel	(2,041)	—
Purchase of treasury shares	—	(9,336)
Increase in restricted cash	(1,997)	(374)
Debt issuance, short term	87,530	44,590
Debt issuance, long term	90,489	107,336
Repayment of debt, short term	(125,485)	(74,633)
Repayment of debt, long term	(27,883)	(33,859)
Net related party debt loans and repayments	2,229	(574)
Net cash used in financing activities	(101,527)	(26,756)

Effect of exchange rate changes on cash	736	(3,695)

Increase in cash and cash equivalents	34,599	58,126
Cash and cash equivalents at beginning of period	248,954	92,504
Cash of Dona Francisca Energética S.A. as of January 1, 2004	—	11,306
Cash and cash equivalents at end of period	283,553	161,936

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

1             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil. The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States and Uruguay and its affiliate in Argentina (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products. The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates. Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada and Chile and, to a lesser extent, in Argentina and Uruguay.

2             Basis of presentation

2.1          Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated financial information for the three-month periods ended March 31, 2005 and 2004 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2005 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2004 and should be read in conjunction therewith.

With the implementation of Interpretation 46 (FIN 46) of the Financial Accounting Standards Board (“FASB”) the Company concluded that Dona Francisca Energética S.A. (“Dona Francisca”) was a variable interest entity and the Company was the primary beneficiary and, effective January 1, 2004, Dona Francisca was consolidated. Subsequently, the Company re-evaluated the application of FIN 46 and determined that Dona Francisca is not a VIE. Therefore, Dona Francisca is not consolidated as of and for the three-month period ended March 31, 2005. Financial information as of and for the three-month period March 31, 2004 has not been modified considering the immateriality of Dona Francisca in relation to the financial position, results of operations and cash flows of the Company on a consolidated basis.

2.2          Recently issued accounting standards

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion no. 29, which eliminates the exception from fair value measurements for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 153 will have a material impact on the company’s consolidated financial position or results of operations.

On December 16, 2004, the FASB issued its Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (Statement 123R), which addresses the accounting for employee stock options and eliminates the alternative to use Option 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (vested period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted to the unique characteristics of those instruments. The implementation date of Statement 123R was originally determined to be the beginning of the first interim or annual reporting period that begins after June 15, 2005 and applies to all awards granted after the required effective date. For periods before the required effective date, the companies may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent under which pro forma disclosures required for those periods by Statement 123. On April 14, 2005 the United States Securities and Exchange Commission (“SEC”) amended the effective date to the first interim or annual reporting period of the first fiscal year beginning on or after June 15, 2005.

Had the provisions of Statement 123R been applied for the year ended December 31, 2004 stock based compensation would have been modified as presented in the pro-forma disclosures in Note 3.13.

In November 2004, the FASB issued SFAS no. 151, Inventory Costs, an amendment of ARB no. 43, Chapter 4, which requires idle facility expenses, excessive spoilage, and double freight and rehandling costs to be treated as current period charges and also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Accounting Research Bulletin no. 43, Inventory Pricing, previously required such expenses to be treated as current period expenses only if they meet the criterion of “so abnormal”, which was not a defined term. SFAS no. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier adoption permitted. The company does not believe that the adoption of SFAS no. 151 will have a material impact on the company’s consolidated financial position or results of operations.

In November 2004, the FASB’s Emerging Issues Task Force reached a consensus on Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” (“EITF 03- 13”). The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004 . We do not believe that the adoption of EITF 03-13 will have a significant effect on our financial statements.

2.3          Currency remeasurement

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated or remeasured, as appropriate, following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United States dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.4          Controlling shareholder

As of March 31, 2005, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 44.80% (December 31, 2004 - 44.76%; March 31, 2004 - 48.22%) of the total capital of the Company. MG’s share ownership consisted of 75.73% (December 31, 2004 - 75.75%; March 31, 2004 - 85.71%) of the Company’s voting common shares and 28.38% (December 31, 2004 - 28.30%; March 31, 2004 - 28.30%) of its non-voting preferred shares.

2.5          Stock Based Compensation Plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and subsidiaries and Gerdau S.A. maintain stock based compensation plans. The Company accounts for the stock-based compensation plans under Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees” and related interpretations. SFAS No. 123 “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure” allows companies to continue following the accounting guidance of APB 25 but requires pro forma disclosures of net income and earnings per share for the effects on compensation had the accounting criteria of SFAS No. 123 been adopted. The following table illustrates the effects on net income and on earnings per share if the fair value method had been applied.

	Thre-month period ended March, 31
	2004	2003

Net income as reported	276,886	119,979
Reversal of stock-based compensation cost included in the determination of net income as reported	52	46

Stock-based compensation cost following the fair value method	(236)	(202)
Pro-forma net income	276,702	119,823

Earnings per share - basic
Common - As reported and pro-forma	0.63	0.27
Preferred - As reported and pro-forma	0.63	0.27

Earnings per share - diluted
Common - As reported and pro-forma	0.62	0.27
Preferred - As reported and pro-forma	0.62	0.27

The following assumptions were used to estimate the compensation following the fair value method for compensation in stock of Gerdau and of Gerdau Ameristeel Corp., as appropriate.

	Gerdau S.A.	Gerdau Ameristeel Corp

Expected dividend yield:	7%	0%
Expected stock price volatility:	43%	55%
Risk-free rate of return:	8%	4%
Expected period until exercise:	3.8 and 4.9 years	5 years

3             Inventories

	March 31,		December
	2005	2004	31, 2004
Finished products	671,977	329,819	648,069
Work in process	246,147	125,945	255,862
Raw materials	501,526	222,831	488,326
Packaging and maintenance supplies	129,423	178,766	176,501
Advances to suppliers of materials	28,187	22,133	25,360
	1,577,260	879,494	1,594,118

4             Property, plant and equipment, net

	March 31,		December
	2005	2004	31, 2004
Buildings and improvements	885,809	944,677	899,419
Machinery and equipment	2,793,558	2,180,450	2,797,614
Vehicles	14,281	14,049	14,174
Furniture and fixtures	39,011	39,507	35,803
Other	177,376	146,502	96,386
	3,910,035	3,325,185	3,843,396
Less: Accumulated depreciation	(1,708,514)	(1,424,141)	(1,649,743)
	2,201,521	1,901,044	2,193,653
Land	221,459	249,089	222,534
Construction in progress	424,256	222,652	374,014
Total	2,847,236	2,372,785	2,790,201

As of March 31, 2005, machinery and equipment with a net book value of $292,568 was pledged as collateral for certain long-term debt.

5             Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with interest rates ranging from 5.06% p.a. to 10.50%. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

Long-term debt

Long-term debt consisted of the following:

	Annual Interest Rate % at	March 31,		December
	March 31, 2005	2005	2004	31, 2004
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	3.40%	10,191	—	10,629
Financing for machinery	TJLP + 3.0% to 3.5%	297,345	238,622	239,349

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas and Gerdau Aza S.A.
Working capital (US$)	9.50%	47,582	183,163	3,973
Financing for machinery and others (US$)	4.33% to 7.07%	274,682	246,964	233,531
Export Receivables Notes by Gerdau Açominas (US$)	7.321% and 7.37%	236,554	105,000	236,553
Advances on exports (US$)	2.95%	269,481	182,191	290,115
Working capital (Chilean pesos)	7%	8,850	7,272	6,124
Financing for machinery (Chilean pesos)	7%	3,429	17,765	12,370
Financing for investments (US$)	Libor + 1.40%	69,546	—	68,920
(b) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	398,179	397,445	397,986
Senior Secured Credit Facility (Canadian dollar -Cdn$and US$)		—	150,699	27
Industrial Revenue Bonds (US$)	1.74% to 6.38%	31,600	27,400	31,600
Other	3.75% to 5.25%	6,679	6,800	9,633
		1,654,118	1,563,321	1,540,810
Less: current portion		(263,420)	(268,110)	(260,294)
Long-term debt, excluding debentures, less current portion		1,390,698	1,295,211	1,280,516

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas and Gerdau AZA S.A.

The debt agreements entered into by Gerdau Açominas contain covenants that require the maintenance of certain ratios, as calculated in accordance with its financial statements prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At March 31, 2005, the Company was in compliance with all of its debt covenants.

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% p.a., with final due date in July 2010, and have quarterly payments starting October 2005. On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche for a notional amount of $128,000 of its Export Receivables Notes. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% p.a. The notes have a quarterly amortization schedule starting in July 2006.

(b) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes. The notes mature July 15, 2011 and were issued at 98% of face value. Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000. The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable. The proceeds were used to repay existing indebtedness. At March 31, 2005, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $295,100 was available under the Senior Secured Credit Facility.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio. In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated. At March 31, 2005, Gerdau Ameristeel was in compliance with all of its debt covenants

Debentures

Debentures as of March 31, 2005 include five outstanding issuances of Gerdau and convertible debentures of Gerdau Ameristeel as follows:

			March 31,		December
	Issuance	Maturity	2005	2004	31, 2004
Debentures, denominated in Brazilian reais
Third series	1982	2011	46,873	25,182	58,916
Seventh series	1982	2012	25,750	7,755	45,610
Eighth series	1982	2013	74,246	42,257	54,957
Ninth series	1983	2014	78,334	1,130	64,404
Eleventh series	1990	2020	50,613	9,555	36,991
Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	90,503	77,541	87,635

			366,319	163,420	348,513
Less debentures held by consolidated companies eliminated on consolidation			(2,310)	(1,812)	(2,645)
Total			364,009	161,608	345,868
Less: current portion (presented under Other current liabilities in the consolidated balance sheet)			(2,799)	(2,583)	(1,125)

Total debentures – long-term			361,210	159,025	344,743

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 16.64%, 21.02% and 16.17% as of March 31, 2005 and 2004 and December 31, 2004, respectively.

Debentures issued by Gerdau AmeriSteel Corp.

The unsecured subordinated convertible debentures issued by Gerdau AmeriSteel Corp. bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into Common Shares of Gerdau AmeriSteel Corp. at a conversion price of Cdn$26.25 per share.

6             Commitments and contingencies

The Company is party to claims with respect to certain taxes, contributions and labor. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolutions will not have a significant effect on the consolidated financial position as of March 31, 2005, although they may have a significant effect on results of future operations or cash flows.

The following table summarizes the contingencies and related judicial deposits:

	Contingencies			Judicial deposits
	March 31,		December	March 31,		December
Claims	2005	2004	31, 2004	2005	2004	31, 2004

Tax	68,333	102,885	66,237	35,884	69,982	34,326
Labor	18,927	10,331	18,676	8,345	3,530	7,773
Other	2,943	2,470	2,805	454	434	455
	90,203	115,686	87,718	44,683	73,946	42,554

The amounts presented below for contingencies, provisions and related judicial deposits are as of March 31, 2005.

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigation as well as the amount of the probable loss which has been provided.

•                                          $18,924 relates to a contingency for compulsory loans to Eletrobrás, the government-owned energy company, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the tax payers. In relation to the Company’s proceedings, some are pending decision, but the outcomes are already foreseeable, taking into consideration prior decisions. The Company established a provision relating to “compulsory loans” taking into consideration that, although the payment to Eletrobrás was made as a loan: (i) the reimbursement to the Company would be in the form of shares of Eletrobrás, (ii) the conversion will be made based on the equity value of the shares, and (ii) based on the current available information, the shares of Eletrobrás are valued at substantially less than its equity value.

•                                          $2,587 related to the unconstitutionality of the Social Investment Fund (“Fundo de Investimento Social” —FINSOCIAL). Although the Federal Supreme Court has confirmed the constitutionality of the collection of tax at the 0.5% rate, some proceedings are still pending judgment, most of them in the Superior Courts.

•                                          $6,685 related to amounts for State Value Added Tax (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•                                          $2,750 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                                          $7,499 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                                          $9,494 on contributions due to social security which correspond to suits for annulment by the Company with judicial deposits of virtually the whole amount involved, in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were kept administratively and challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                                          $714 related to contributions for the Social Integration Program (“Programa de Integração Social” - PIS) and $2,601 related to Social Contribution on Revenues (“Contribuição para o Financiamento da Seguridade Social” - COFINS), in connection with lawsuits questioning the constitutionality of Law 9,718 which changed the calculation basis of these contributions. These suits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

•                                          $10,792 related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $5,585 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceará, Minas Gerais, Rio de Janeiro, São Paulo, Paraná and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st and 2nd Regions. The Company has fully deposited in court the amount of the disputed charges.

•                                          $441 related to a lawsuit brought by the subsidiary Gerdau Açominas regarding the Government Severance Indemnity Fund surcharges (“Fundo de Garantia por Tempo de Serviço” – FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by the Company. The provided amount is fully deposited in court.

•                                          $261 related to other processes of a tax nature, most of which is deposited in court.

Possible losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                                          The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $12,508. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax undue, because products for export are exempted from ICMS.

•                                          The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $95,633. The Company did not set up a provision for contingency in relation to these processes since it considers the tax undue, because the products do not fit in the definition of semi-

finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                                          The Federal Revenue Secretariat claims an amount of $26,317 related to transactions carried out by the subsidiary Gerdau Açominas under the drawback concession granted by DECEX (Foreign Trade Department) which would not be in conformity with the legislation. Gerdau Açominas filed a preliminary administrative defense of the legality of the arrangement, which is pending judgment. Since the tax assessment has not been finally confirmed, and considering that the arrangement that generated the mentioned demand conforms with the assumptions required for the drawback concession, and also that the concession was granted after analysis by the legal administrative authority, Gerdau Acominas considers an unfavorable outcome to be remote and, for this reason, did not set up a provision for the contingency.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                  Among them is a court-order debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $9,969 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program- PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, there is no expectation of realization of this credit in 2005 or following years.

•                  The Company has filed several ordinary proceedings related to the correction of the PIS calculation basis under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88.

In addition to credits already recorded during 2004 as result of final favourable decisions by the courts which are being used to settle other federal taxes, the Company received during the three months ended March 31, 2005 a final non appealable favorable decision by the courts and recognized a tax credit for $18,771 and a gain which is presented as a tax recovery under “Other operation income (expenses), net” in the statement of income. The tax credits recognized will be used to settle income taxes, PIS and COFINS taxes due during the next quarter .

The Company still has an open process for which expects to recover a credit of approximately $7,367.

•                  Due to prior favorable decisions by the Courts, the Company and its subsidiary Gerdau Açominas S.A. and Margusa – Maranhão Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and its subsidiary Margusa – Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and are pending decision. The Company estimates a credit in the amount of $147,777.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of December 31, 2004 of $18,927. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at December 31, 2004, totaled $8,345.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $2,943 for these claims. Escrow deposits related to these contingencies, at December 31, 2004, amount to $454. Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                                          An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law – (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” – SEAE). The process is pending evaluation by the Administrative Council for Economic Defense – (“Conselho Administrativo de Defesa Econômica” – CADE), which will decide the matter.

The case is now suspended by a judicial injuction awarded in law suit proposed by GERDAU S.A. which aims to anulate the administrative proceedings based on many formal irregularities during its instruction. The law suit is currently on the first stage.

The judicial injuction is being questioned by the Administrative Council for Economic Defence (Conselho Administrativo de Defesa Econômica) - (CADE) and UNIÃO FEDERAL in an instrument appeal.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve.

The investigations of SDE did not comply with the legal due process and representatives of this agency oriented some of the witnesses that testified in the process. In addition, the SDE report opinion was issued before Gerdau S.A. had a chance to reply to the closing arguments, which indicates that there was a bias in the judgment made by the SDE. The same applies to the SEAE report, which does not analyze the economic issues and is based exclusively on the witnesses’ testimony.

The mentioned irregularities also include non-compliance with the related constitutional provisions and will affect the decision in the administrative system, based on the conclusions presented by antitrust authorities until now. Gerdau S.A. has pointed out and tried to defeat all these irregularities in the administrative process. Gerdau S.A. believes in a favorable outcome to this process, if not in the administrative system, possibly in the judicial system.

Due to the facts exposed above, no provision was set up for this case. According to Brazilian legislation, fines up to 30% of gross sales revenue in the prior fiscal years may be applied against the Company and, if the personal responsibility of an executive is proven, such executive may be penalized by 10% to 50% of the fine applied to the Company. There are no precedents in the country for fines exceeding 4%. In a similar case involving flat steel companies, the fine was 1%.

•                                          There is a civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at March 31, 2005, was approximately $13,883. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity.

This ruling was sustained by the Court of Minas Gerais, and is based on expert opinion and interpretation of the contract. The process is currently under the Court of Minas Gerais.

Gerdau Açominas S.A. expects that there is only a remote possibility of loss, since it is unlikely that the previous ruling will be changed.

Concerning the rescission and the claim of indemnification of the supplier, the Court of Minas Gerais sustained the decision to rescind the contract and accepted the appeal of Gerdau Açominas, to condemn the supplier to pay the costs of slag removal, overruling the request of the supplier.

The supplier filed an appeal in the Superior Court of Justice. The appeal was refused and was followed by an Instrument Appeal, which had its merit overruled, but was partially accepted, ordering the Court of Minas Gerais to “point out which section of the contract was breached by the supplier”. The Court of Minas Gerais examined the matter again, as determined by the Superior Court of Justice. In March 15, 2005, the matter was solved, pointing clearly the breaching of contract by the supplier. The decision by the court was based on examination of evidence and interpretation of the contract, circumstance that reduces significantly the chances of success of new appeals by the supplier, and the reason why Gerdau Açominas believes the probability of loss is remote.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $12,896 to settle an indemnity claim, which was deposited in court. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. The process is expected to enter in the expert evidence phase, mainly for determine of the amount finally due.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $23,254 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $41,257, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for. Considering the litigation initiated in August 2003 by the insurers, the Company reduced the amount of the receivable to the amount proposed by the insurers to settle the indemnification (deposited by the insurer in court).

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

7             Shareholders’ equity

7.1          Share capital

As of March 31, 2005, 102,936,448 shares of Common stock and 193,771,574 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 240,000,000 Common shares and 480,000,000 Preferred shares. Only the Common shares are entitled to vote. Under the Company’s By-laws, specific rights are assured to the non-voting Preferred shares. There are no redemption provisions associated with the Preferred shares. The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At a meeting of shareholders held on March 31, 2005, shareholders approved a bonus to both common and preferred shareholders of 50 shares per 100 shares held, to be effective on April 11, 2005. The bonus will result in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

The shareholders meeting held on April 29, 2004 approved a bonus to both common and preferred shareholders of 1 share per share held, which resulted in the issuance of 148,354,011 new shares (51,468,224 Common shares and 96,885,787 Preferred shares).

At a meeting held on November 17, 2003, the Board of Directors of the Company authorized the acquisition of shares of the Company. The shares held in treasury will be sold in the capital markets or cancelled.

At March 31, 2005, the Company held in treasury 1,573,200 preferred shares at a cost of $15,256 (the same amount for all periods).

7.2          Dividends

On February 1, 2005, dividends were credited to shareholders in the amount of $107,301, as a complement of the minimum statutory dividend of the fiscal year 2004.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it deducts a charge for income purposes. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders relative to interest on equity at the rate of 15.

8             Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconciles net income to the amounts used to calculate basic and diluted EPS. Computations of EPS presented below have been retroactively adjusted to reflect (a) a stock bonus of 1 share per each share hold approved by the shareholders on April 29, 2004, and (b) a stock bonus to both common and preferred shareholders of 50 shares per 100 shares held, to be effective on April 11, 2005.

Basic

	Three-month period ended March 31, 2005			Three-month period ended March 31, 2004
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends interest on equity declared	37,424	69,877	107,301	11,275	21,051	32,326
Allocated undistributed earnings	59,148	110,437	169,585	30,540	57,113	87,653
Allocated net income available to Common and Preferred shareholders	96,572	180,314	276,886	41,815	78,164	119,979

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonuses described above and deducting the average tresuary shares (Note 7.1)	154,404,672	288,297,561		154,404,672	288,757,236

Earnings per share (in US$) – Basic	0.63	0.63		0.27	0.27

	Three-month period ended March 31,
	2005	2004
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	180,314	78,164
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau	357	95
	180,671	78,259

Net income allocated to common shareholders	96,572	41,815
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of option granted to acquire stock of Gerdau	(357)	(95)
	96,215	41,720

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	154,404,672	154,404,672
Preferred Shares
Weighted-average number of preferred shares outstanding	288,297,561	288,757,236
Potential increase in number of preferred shares outstanding in respect of stock option plan	1,642,834	879,891
Total	289,940,395	289,637,127

Earnings per share – Diluted (Common and Preferred Shares)	0.62	0.27

9             Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

As part of its normal business operations Gerdau and Gerdau Açominas obtained U.S. dollar denominated debt generally at fixed rates and are exposed to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on its fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks Gerdau and Gerdau Açominas enter into derivative instruments, primarily cross-currency interest rate swap contracts. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold financial instruments for trading purposes.

All swaps entered into have been recorded at fair value and realized and unrealized losses are presented in financial expenses in the consolidated statement of income.

The notional amount of such cross-currency interest rate swaps amounts to $35,914 ($446,048 as of March 31, 2004 and $76,272 as of December 31, 2004) and mature between July 2005 and March 2006 (April 2003 and March 2006 as of March 31, 2004 and January 2005 and November 2013 of December 31, 2004) with Brazilian reais interest payable which varies between 85.55% and 106.00% of CDI (between 84.50% and 105.00% of CDI as of March 31, 2004 and between 85.55% and 106.00% of CDI as of December 31, 2004). There are no unrealized gains on theses swaps outstanding as of March 31, 2005 ($5,224 as of March 31, 2004) and unrealized losses amount to $5,575 ($45,623 as of March 31, 2004 and $14,775 as of December 31, 2004).

Gerdau Açominas also entered into interest rate swaps where its receives a fixed interest rate and pays a variable interest rate based on LIBOR. The agreements have a notional value of $240.000 and expiration date of November 2011. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be received if the agreements were terminated at March 31, 2005, was approximately $2,686.

Gerdau Ameristeel Corporation

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt. The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at March 31, 2005 was approximately $1,662 ($4,018 at December 31, 2004).

10                                 Segment information

There are no significant inter-segment sales transactions and operating income consists of net sales less cost of sales, operating costs and expenses. The identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

The following segments correspond to the business units by which the Executive Committee manages its operations:

	Three-month period ended March 31, 2005
	Long Brazil	Açominas Ouro Branco	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	757,884	241,549	106,000	1,081,914	2,187,347	18,669	2,206,016
Financial expenses, net	24,166	9,697	1,291	10,966	46,120	(5,669)	40,451
Net income	139,624	68,460	17,430	78,475	303,989	(27,103)	276,886
Capital expenditures	79,430	32,039	2,507	31,582	145,558	(156)	145,402
Depreciation and amortization	25,223	23,745	2,821	28,072	79,861	471	80,332
Identifiable assets	1,680,001	1,354,532	293,330	2,314,366	5,642,229	(309,960)	5,332,269

	Three-month period ended March 31, 2004
	Long Brazil	Açominas Ouro Branco	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Net sales	530,329	159,446	54,144	697,101	1,441,020	(25,679)	1,415,341
Financial expenses, net	27,107	6,294	447	18,953	52,801	5,902	58,703
Net income	90,583	30,816	15,404	23,461	160,264	(40,285)	119,979
Capital expenditures	35,666	14,291	2,551	23,272	75,780	618	76,398
Depreciation and amortization	20,183	15,582	2,303	21,166	59,234	1,775	61,009
Identifiable assets	1,277,817	1,142,862	199,367	1,462,039	4,082,085	(264,997)	3,817,088

	Year-end December 31, 2004
	Long Brazil	Açominas Ouro Branco	South America (except Brazil)	North America	Total	Adjustments and reconciliations	Total as per financial statements

Capital expenditures	244,149	100,155	10,310	435,752	790,366	(33,659)	756,707
Identifiable assets	1,649,495	1,311,979	251,790	2,309,948	5,523,212	(303,409)	5,219,803

The segment information above has been prepared under Brazilian GAAP and consistent with that presented at the year end financial statements. Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information Long Brazil.

Geographic information about the Company presented is as follows:

	Three-month period ended March 31, 2005
	Brazil	South America (except Brazil)	North America	Total

Net sales	1,123,567	79,911	1,002,538	2,206,016
long lived assets	1,822,570	156,810	1,224,384	3,203,764

	Three-month period ended March 31, 2004
	Brazil	South America (except Brazil)	North America	Total

Net sales	751,260	45,128	618,953	1,415,341
long lived assets	1,497,115	132,401	1,032,258	2,661,774

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

11           Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	Tree-month period ended March 31
	2005	2004
Income before taxes and minority interest	462,441	183,964
Brazilian composite statutory income tax rate	34%	34%
Income tax at Brazilian income tax rate	157,230	62,548
Permanent differences:
Foreign income having different statutory rates	(4,084)	(885)
Non-taxable income net of non-deductible expenses	2,106	(3,841)
Benefit of deductible interest on equity paid to shareholders	—	(11,803)
Other, net	(12,988)	3,817
Income tax expense (benefit)	142,264	49,836

12           Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions. Additionally, the Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company’s consolidated statements of financial position:

Brazil plans

	Three-month period ended March 31
	2005	2004
Components of net periodic benefit cost
Service cost	2,315	1,727
Interest cost	7,127	5,644
Expected return on plan assets	(11,442)	(8,979)
Amortization of transition asset	(139)	(128)
Amortization of prior service cost	198	125
Recognized actuarial gain	(900)	(732)
Employees contributions	(492)	(378)
Net periodic benefit	(3,333)	(2,721)

North America plans

Pension Plan

	Three-month period ended March 31
	2005	2004
Components of net periodic benefit cost
Service cost	2,745	2,454
Interest cost	5,569	5,593
Expected return on plan assets	(5,244)	(5,239)
Amortization of transition obligation	44	43
Amortization of prior service cost	73	72
Recognized actuarial gain	554	582
Net periodic cost	3,741	3,505

Other benefits

	Three-month period ended March 31
	2005	2004
Components of net periodic benefit cost
Service cost	283	232
Interest cost	538	546
Amortization of prior service cost	(53)	(53)
Recognized actuarial loss	8	7
Net periodic cost	776	732

13           Guarantee of indebtedness

(a)                                  Gerdau has provided a surety to its subsidiary Dona Francisca Energética S.A., in financing contracts which amount to R$101,894 thousand (equivalent of $38,216 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($19,804) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)                                 Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $110,000, on loans of its subsidiary GTL Financial Corp in the amount of $33,000 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $233,000.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries of satisfying their financial obligation.

(c)                                  Gerdau Açominas provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At March 31, 2005 customer guarantees provided by the company totaled $24,513. Since Banco Gerdau S.A. and Gerdau Açominas S.A. are under the common control of MG this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

14           Subsequent event

On May 3, 2005, the Board of Directors approved to credit to the shareholders dividends related to first quarter of the current year. The dividends will be credited based on the shares outstanding on May 13, 2005 (R$0.45 per share, equivalent to $0.17 per share at period-end exchange rate). Payment will occur on May 24, 2005 and will be an advance against the annual minimum dividend.

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